EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Year ended December 31, 2021

Notice of Management Conference Call

ST HELIER, Jersey, March 17, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the year ended December 31, 2021 (the "Year"). Further information on the financial and operating results for the Year and the quarter ended December 31, 2021 (the "Quarter" or "Q4") can be found in the Management Discussion and Analysis ("MD&A"), and the audited financial statements which are available on the Company’s website and which have been filed on SEDAR.

 2021 Financial Highlights

  Gross revenues of $121 million (2020: $100 million).
  Gross profit of $54.1 million (2020: $46.7 million).
  EBITDA of $46.4 million (2020: $45.4 million).
  On-mine cost per ounce1 of $742 (2020: $744).
  Normalised all-in sustaining cost per ounce1 (i.e. excluding the effect of the export credit incentive and its successor scheme) of $990 (2020: $967).
  Adjusted earnings per share1 of 226 cents (2020: 204 cents).
  Net cash from operating activities of $30.9 million (2020: $30.9 million).
  Net cash and cash equivalents of $17.2 million (2020: $19.1 million).
  Total dividend paid of 50 cents per share, a 49 per cent increase from 2020.

Operating Highlights

  67,476 ounces of gold produced in the Year (2020: 57,899 ounces); record annual production at Blanket Mine.
  The Central Shaft was commissioned in the first quarter of 2021 and the final stages of underground development and infrastructure are now being completed.
  During Q4, Caledonia completed the acquisition of the mining claims at Maligreen in the Zimbabwe midlands which is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t2.

Post Year-End events and Outlook

  Regrettably, a fatal accident occurred on February 21, 2022. The Directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.
  2022 gold production guidance of between 73,000 and 80,000 ounces.
  Progress on the 12MWac solar plant has resumed following delays arising from the combined effects of COVID-19 and difficulties with the supply chain. The plant is expected to provide approximately 27 per cent of Blanket’s total daily electricity demand, improve Blanket’s security of electricity supply and reduce its environmental footprint. It is anticipated that the project will be commissioned in June 2022.
  Following the installation of a further autotap transformer in December 2021, Blanket’s consumption of diesel to generate electricity has substantially reduced.

Conference Call

Management will host a conference call on 21 March to discuss its 2021 results and the outlook for the Company. The details for this call are set out towards the end of this announcement.

There will also be a results presentation video with management that will be available on the Caledonia website at https://www.caledoniamining.com/media/#corpvideos

Steve Curtis, Chief Executive Officer, commented:

"Operationally, the last 12 months have marked a turning point for the business. The Central Shaft has been a huge project costing approximately $67 million, all funded through internal cashflow and I am delighted that it was commissioned in the first quarter of 2021.

"Production in the Year was 67,476 ounces, which was above the top end of the guidance range and was a new record for annual production. The robust operating performance was supported by good cost control and gross profit for the Year was $54.1 million – 16 per cent higher than 2020. Cash generated from operations before working capital increased by 17 per cent from $42.4 million to $49.6 million.

"Now that the Central Shaft is commissioned, we expect further increases in production: guidance for 2022 is a range of 73,000 to 80,000 ounces while from 2023 onwards it is 80,000 ounces3 – 38 per cent higher than in 2020.

"We continued to increase the dividend in 2021. The total dividends paid in 2021 were 50 cents per share – almost 50 per cent higher than in 2020.

"To improve the quality and security of Blanket’s electricity supply, minimise our environmental footprint and help create a more sustainable future for our business, Caledonia is constructing the first phase of a 12 MWac solar plant that will provide approximately 27 per cent of the average daily electricity demand at Blanket Mine. This project, which is expected to yield a modest return to shareholders, is expected to be completed in mid-2022.

"Caledonia’s immediate strategic focus is to complete the remaining underground development associated with the Central Shaft project, which is expected to increase production, reduce operating costs and increase the flexibility to undertake further exploration and development at depth, thereby safeguarding and enhancing Blanket’s long-term future. We also believe there is excellent exploration potential in the older shallower areas of the mine and in brownfield sites immediately adjacent to the existing Blanket footprint.

"During the Year we acquired the mining claims at Maligreen in the Zimbabwe midlands which is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. Our immediate focus on this asset is to improve the confidence level of the existing resource base and we are currently re-assaying historic drill cores. Thereafter we expect to prepare a feasibility study to commercialise the existing resource before we engage in further exploration on the claims area along strike, at depth and at a previously unexplored zone in the claims area.

"Our approach to new projects is highly disciplined: after further evaluation, the Company has decided not to exercise the options to acquire the Connemara North property as it does not meet our investment criteria. During the Year, we also divested non-core assets in the vicinity of Blanket. Caledonia continues to evaluate further investment opportunities in the Zimbabwe gold sector with a view to transforming the Company into a mid-tier, multi-asset Zimbabwe-focussed gold producer."

Conference Call Details

A presentation of the 2021 results and outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com). Management will host a conference call at 3pm GMT on 21st March 2022.

Details for the call are as follows:

When: Mar 21, 2022 03:00 PM London
Topic: Q4 Results Call for Shareholders

Register in advance for this webinar:
https://caledoniamining.zoom.us/webinar/register/WN_AazuhoJORKie314N-VsIQQ

After registering, you will receive a confirmation email containing information about joining the webinar.

Mr. Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company’s qualified person as defined by Canada’s National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Jessica Cave	Tel: +44 20 7220 1751
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit of Loss and Other Comprehensive Income
	3 months ended		12 months ended
($’000’s)	December 31		December 31
	2020	2021	2019	2020	2021
Revenue	28,128	32,136	75,826	100,002	121,329
Royalty	(1,408)	(1,612)	(3,854)	(5,007)	(6,083)
Production costs	(11,174)	(14,178)	(36,400)	(43,711)	(53,126)
Depreciation	(1,171)	(2,303)	(4,434)	(4,628)	(8,046)
Gross profit	14,375	14,043	31,138	46,656	54,074
Other income	29	4	2,274	4,765	46
Other expenses	(3,488)	(1,741)	(666)	(5,315)	(7,136)
Administrative expenses	(2,636)	(3,830)	(5,637)	(7,997)	(9,091)
Net foreign exchange (loss)/gain	(389)	843	29,661	4,305	1,184
Cash-settled share-based payment	(236)	(51)	(689)	(1,413)	(477)
Profit on sale of subsidiary	-	-	5,409	-	-
Fair value loss on derivative assets	(145)	(133)	(601)	(266)	(240)
Results from operating activities	7,510	9,135	60,889	40,735	38,360
Net finance costs	49	(7)	(198)	(305)	(361)
Profit before tax	7,559	9,128	60,691	40,430	37,999
Tax expense	(3,763)	(3,539)	(10,290)	(15,173)	(14,857)
Profit for the period	3,796	5,589	50,401	25,257	23,142

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	973	(382)	49	(173)	(531)
Reversal of foreign exchange currency translation differences on disposal of subsidiary	-	-	(2,109)	-	-
Total comprehensive income for the period	4,769	5,207	48,341	25,084	22,611

Profit attributable to:
Shareholders of the Company	2,973	4,222	42,018	20,780	18,405
Non-controlling interest	823	1,367	8,383	4,477	4,737
Profit for the period	3,796	5,589	50,401	25,257	23,142

Total comprehensive income attributable to:
Shareholders of the Company	3,946	3,840	39,958	20,607	17,874
Non-controlling interest	823	1,367	8,383	4,477	4,737
Total comprehensive income for the period	4,769	5,207	48,341	25,084	22,611

Earnings per share (cents)
Basic	24.0	33.3	382.0	173.4	148.6
Diluted	23.9	33.3	381.5	173.2	148.5
Adjusted earnings per share (cents)[3]
Basic	74.9	42.1	145.1	204.2	225.9
Dividends declared per share (cents)	10.0	14.0	27.5	33.5	50.0

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2019	2020	2021
Cash flows from operating activities
Cash generated from operations	23,885	37,967	38,703
Net interest paid	(308)	(349)	(374)
Tax paid	(5,517)	(6,656)	(7,426)
Net cash from operating activities	18,060	30,962	30,903

Cash flows used in investing activities
Acquisition of property, plant and equipment	(20,024)	(25,081)	(32,112)
Acquisition of exploration and evaluation assets	-	(2,759)	(5,717)
Realisation (purchase) of gold ETF	-	(1,058)	1,066
Proceeds from sale of assets held for sale	-	-	500
Proceeds from disposal of subsidiary	1,000	900	340
Net cash used in investing activities	(19,024)	(27,998)	(35,923)

Cash flows from financing activities
Dividends paid	(3,395)	(4,542)	(8,069)
Term loan repayments	-	(574)	(361)
Proceeds from gold loan	-	-	2,752
Proceeds from call option	-	-	208
Term loan proceeds (net of transaction cost)	2,294	-	-
Shares issued – equity raise (net of transaction cost)	-	12,538	7,806
Payment of lease liabilities	(124)	(118)	(129)
Proceeds from share options exercised	-	30	165
Net cash (used in)/from financing activities	(1,225)	7,334	2,372

Net (decrease)/increase in cash and cash equivalents	(2,189)	10,298	(2,648)
Effect of exchange rate fluctuations on cash held	(105)	(99)	(179)
Net cash and cash equivalents at beginning of the period	11,187	8,893	19,092
Net cash and cash equivalents at end of the period	8,893	19,092	16,265

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Dec 31	Dec 31
		2019	2020	2021
Total non-current assets		113,714	133,334	157,944
Inventories		11,092	16,798	20,812
Prepayments		2,350	1,974	6,930
Trade and other receivables		6,912	4,962	7,938
Income tax receivable		-	76	101
Cash and cash equivalents		9,383	19,092	17,152
Derivative financial assets		102	1,184	-
Assets held for sale		-	500	-
Total assets		143,553	177,920	210,877
Total non-current liabilities		9,486	9,913	12,633
Loans and borrowings – short term portion		529	408	-
Lease liabilities – short term portion		112	61	134
Trade and other payables		8,348	8,664	9,957
Derivative financial liabilities		-	-	3,095
Income taxes payable		163	495	1,562
Overdraft		490	-	887
Cash-settled share-based payments – short term portion		-	336	2,053
Total liabilities		18,836	19,877	30,321
Total equity		124,717	158,043	180,556
Total equity and liabilities		143,553	177,920	210,877

1 Non-IFRS measures such as "On-mine cost per ounce", "All-in sustaining cost per ounce" and "adjusted EPS" are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

2 Refer to technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe" by Minxcon (Pty) Ltd dated November 2, 2021 and filed on SEDAR on November 5, 2021.

3 Refer to the technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021.